CODE OF CONDUCT AND ETHICS

Updated: March 2017

March 2017

MESSAGE FROM THE PRESIDENT & CHIEF EXECUTIVE OFFICER

Dear colleagues,

Honesty and integrity foster a positive work environment that strengthens the confidence of all our stakeholders. At Kirkland Lake Gold, our reputation as a responsible resource company and good corporate citizen must be maintained if our company is to grow and prosper.

Kirkland Lake Gold’s Code of Conduct and Ethics is your guide on how we uphold our values and maintain the highest standards of ethical integrity. The Code applies to the board of directors, officers, employees and contractors of Kirkland Lake Gold, setting a clear standard of expectation in all of your work-related activities. Because not every situation is covered in the Code, it is important that we follow the spirit of the document, not just the words. When in doubt, ask your manager or one of the contacts listed on the back page for guidance.

If you know of, or suspect, any violations of this Code, you are expected to bring your concerns to your manager or HR representative. If you prefer, you can report concerns anonymously through ConfidenceLine, the Company’s confidential whistleblower hotline, at the toll-free number listed in the code. The Company will investigate the matter and protect you from any form of retaliation when you report a concern honestly and in good faith.

Thank you for your continued dedication to Kirkland Lake Gold and for your ongoing efforts to preserve our reputation as a responsible corporate citizen.

(signed) “Anthony Makuch”
Anthony Makuch
President & Chief Executive Officer

Kirkland Lake Gold Ltd.
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March 2017

TABLE OF CONTENTS

OUR RESPONSIBILITIES
Introduction
Responsibility for the Code
ConfidenceLine – Whistleblower Hotline

RESPECT FOR THE LAW
Laws, Rules and Regulations
Insider Trading
Statement of Policy on Loans to Directors and Officers

CONDUCT WITHIN KIRKLAND LAKE GOLD
Avoidance of Actual, Potential or Perceived Conflicts of Interest
Protection of Confidential Information
Fraud Prevention
Protection and Proper Use of Company Property
Use of Computer Systems, Email, Internet and Social Media
Safety as Top Priority
Workplace Environment

CONDUCT WITHIN THE COMMUNITY
Social and Community Engagement
Charitable Activities
Environmental Protection

CONDUCT WITH STAKEHOLDERS
Timely and Transparent Disclosure
Corporate Disclosure Policy
Financial Reporting and Administration
Reporting Concerns Regarding Accounting Practices

FAIR DEALING

ADMINISTRATION OF THIS CODE
Annual Review of the Code
Consequences for Violations of the Code
Reporting Violations of the Code
Waivers of the Code

POLICIES REFERENCED IN THIS CODE

CONTACT INFORMATION

Kirkland Lake Gold Ltd.
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March 2017

OUR RESPONSIBILITIES

INTRODUCTION

This Code is intended to guide employees on how to properly conduct themselves and act ethically in connection with our work.

It should not be assumed that questionable activities are allowable just because they are not mentioned specifically in this Code. If the Code does not deal with a situation you are faced with, ask yourself the following questions before you act.

o	Is it legal?
o	Is it fair?
o	Would it embarrass me or the Company if I read about it in the newspaper?
o	Does it just feel wrong?

Ask your manager for advice if you are still in doubt about a questionable activity after asking yourself the questions above.

COMMITMENT

To demonstrate our determination and commitment, the Company asks each director, officer and employee to review the Code periodically. Take the opportunity to discuss with management any circumstances that may have arisen that could be an actual or potential violation of these ethical standards of conduct.

RESPONSIBILITY FOR THE CODE

The Corporate Secretary of the Company maintains the Code and, with executive management, is responsible for putting it into practice throughout the Company and monitoring its effectiveness.

The Board of Directors of the Company must approve any changes to the Code before they can be made and put into practice. You will be informed of any changes made to the Code.

You contribute to the ethical culture of Kirkland Lake Gold when you report violations of the Code. You are protected from any form of retaliation when you report your concerns honestly. If you know of, or suspect, any violations of the Code, you should speak to your manager. You may also report any violation or ask any questions about the Code by contacting the Corporate Secretary or the Human Resource Department. Concerns about violations of the Code can also be reported through ConfidenceLine, the Company’s confidential whistleblower hotline.

Kirkland Lake Gold Ltd.
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March 2017

CONFIDENCELINE
WHISTLEBLOWER HOTLINE

The Company has a 24/7, 365 day a year confidential whistleblower hotline operated by an external service provider. You can report any violations of the Code through ConfidenceLine at any time.

o	Anonymous
o	Easy to Use
o	Immediate
o	Bilingual Services (English and French)
o	Phone-based

WITHIN CANADA AND THE US DIAL 1-800-661-9675, 24 hours a day, 365 days a year. WITHIN AUSTRALIA DIAL 0011.80033881766, 24 hours a day, 365 days a year.

You will be connected to the first available Call Assistant. You may give your name, or choose to remain anonymous. You will be given a personal Caller Identification Number (CIN), the only identification you will require when making subsequent calls to ConfidenceLine.

ConfidenceLine is an interactive service that puts you in touch with independent, trained professional assistants when you need help with sensitive information or issues relating to your place of employment. This includes issues such as:

o	Fraud/Theft
o	Discrimination
o	Ethics Violations
o	Substance Abuse
o	Workplace Violence
o	Harassment
o	Conflicts of Interest
o	Violations of Regulations
o	Safety/Security Violations
o	Malicious Property Damage
o	Falsification of Company Records
o	Release of Proprietary Information

What Happens After You Make the Call?

The Call Assistant will create a report with all pertinent information about the call and forward it to the appropriate authority. Reports received by ConfidenceLine will be sent to the Chair of the Audit Committee, as well as the Corporate Secretary of the Company. Kirkland Lake Gold takes these reports very seriously and will take the appropriate action to address the situation.

Kirkland Lake Gold Ltd.
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March 2017

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Company must comply with all applicable laws, rules and regulations and governmental requirements. In addition, the Company strives to comply not only with requirements of the law but also with recognized compliance practices. All illegal activities or illegal conduct by or on behalf of the Company is prohibited whether or not such conduct is specifically identified in the Code. Familiarize yourself with, and follow, the laws, rules and regulations that apply to your job. Make sure you act ethically and are alert to any potentially unethical practices of others. Check with your manager if you are not sure of the laws, rules and regulations that apply to your job. Business should always be conducted in a fair and forthright manner.

FILING OF GOVERNMENT REPORTS

Any reports or information provided by the Company, or on our behalf, to federal, provincial, territorial, state, local or foreign governments must be true and accurate. You are required to assist the Company in providing true and accurate reports and information. Any omission, misstatement or lack of attention to detail could result in a violation of the reporting laws, rules and regulations.

BRIBES AND KICKBACKS

Bribes and kickbacks are common examples of unethical business practices. It’s not ethical to offer money or any type of reward to a government official, outside contractor, supplier or anyone else, directly or indirectly, in order to obtain or retain an improper advantage. If you take part in these kinds of practices or any other unethical business practices, you not only violate the Code of Conduct and Ethics, but you also damage our reputation and put yourself, the Company and its directors and officers at risk of fines, charges and possibly jail.

When dealing with government representatives or officials and private parties, no improper payments will be tolerated. If you become aware of or receive any solicitation for, or offer of, money or a gift, that is intended to influence an official decision or business decision inside or outside the Company, it should be reported immediately to the CEO or the Corporate Secretary.

Please refer to the Company’s Anti-Bribery and Anti-Corruption Policy and procedures implemented in respect of that policy for more information.

CORRUPTION OF FOREIGN PUBLIC OFFICIALS ACT

The Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada) and the Criminal Code Act 1995 (Australia) contains certain prohibitions with respect to giving anything of value, directly or indirectly, to foreign government officials or certain other individuals in order to obtain, retain or direct business for or to any person. Accordingly, corporate funds, property or anything of value may not be, directly or indirectly, offered or given by you or an agent acting on our behalf to a government official or employee, employee or agent of a state-owned or controlled enterprise, employee or agent of a public international organization, political party or official or any candidate for political office, including any family member or household member of any of the above, for the purpose of influencing any act or decision of such party of person or inducing such party or person to use his or her influence or to otherwise secure any improper advantage, in order to assist in obtaining or retaining business for, or directing business to, any person.

Kirkland Lake Gold Ltd.
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March 2017

CONFLICTS OF INTEREST

A conflict of interest occurs when relationships, actions or interests outside of work interfere, might interfere, or even appear to interfere with your duties or Kirkland Lake Gold’s business interests. Such conflicts of interest can undermine your business judgment and your responsibility to the Company, and threaten the Company’s business and reputation. All apparent, potential, and actual conflicts of interest should be scrupulously avoided. Examples of potential conflicts include:

o

Employment/Outside Employment: You are expected to devote your full attention to the business interests of the Company. You are prohibited from engaging in any business activities that interfere with your performance or responsibilities to the Company or is otherwise in conflict with or prejudicial to the Company. Our policies prohibit any employee, consultant, officer or director of the Company from accepting simultaneous engagement with a Company supplier, customer, developer or competitor, or from taking part in any activity that enhances or supports a competitor’s position. Additionally, you must immediately disclose to the Company any interest that you have that may conflict with the business of the Company. If you have any questions on this requirement, you should contact either the Corporate Legal Counsel of the Company or the Chair of the Corporate Governance and Nominating Committee (the “CGC”).

o

Outside Directorships: It is a conflict of interest for any employee, consultant or officer to serve as a director of any company that competes with Kirkland Lake Gold. Although you may serve as a director of another company, our policy requires that such position not conflict or otherwise interfere with your duties to the Company and that you first obtain written approval from the Company’s Chair of the Board or CEO, before accepting a directorship.

o

Business Interests: If you are considering investing in a Company customer, supplier, developer or contractor, you must first take great care to ensure that these investments do not compromise your responsibilities to the Company. You should generally aim to avoid even the appearance of impropriety or conflict. Employees, consultants, officers and directors of the Company shall not acquire any property, security or any business interest that they know the Company is interested in acquiring. Moreover, based on such advance information, employees, consultants, officers and directors of the Company shall not acquire any property, security or business interest, which they know the Company is interested in acquiring, for speculation or for investment.

o

Transactions with Relatives: As an absolute rule, you should avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role. Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, step relationships and in-laws. Significant others include persons living in a spousal or familial fashion with an employee, consultant, officer or director. If such transaction is unavoidable you must fully disclose the nature of the transaction to CGC or to the Corporate Secretary. The Company is required to report all related party transactions under applicable accounting rules and securities regulations. The Company discourages the employment of relatives and significant others in positions or assignments within the same department and prohibits the employment of such individuals in positions that have financial dependence or influence (i.e. auditing or control relationship, or a supervisor/subordinate relationship). If a prohibited relationship exists, the employee in the senior position must bring this to the attention of his/her supervisor.

Kirkland Lake Gold Ltd.
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March 2017

If you have an actual, potential or perceived conflict, you must not take part in discussions or decision-making related to the conflict unless allowed by the applicable decision-makers. You will be in violation of the Code and are subject to discipline or even dismissal if you do not disclose any conflict of interest you may have.

INSIDER TRADING

Buying or selling shares or financial securities of the Company when you have knowledge of material confidential information about the Company is illegal. Insider trading is a violation of our Company rules and is against the law. Before you purchase or sell any securities (e.g. common shares or debentures) of the Company or exercise any options to acquire shares of the Company, make sure you have read, understand and follow the Company’s Insider Trading Policy and Disclosure and Confidentiality Policy.

Check with the Corporate Secretary or Chief Financial Officer if you are unsure about the rules before you trade any Kirkland Lake Gold shares or financial securities.

Special rules apply to employees and directors considered to be “reporting insiders” under securities laws and as determined by senior management. The Corporate Secretary will inform you if you are a reporting insider. If you are a reporting insider, you must pre-clear your trading activity with the Corporate Secretary before buying or selling Kirkland Lake Gold securities or exercising stock options.

In addition, the Corporate Secretary will announce blackout periods to inform reporting insiders when trading in Kirkland Lake Gold securities is prohibited by them.

Reference should be made to the Company’s Insider Trading Policy.

PROTECTION OF CONFIDENTIAL INFORMATION

As part of your work, you may learn confidential information about the Company. You must always maintain the confidentiality of this information except when you have permission from your manager to disclose it or are required to disclose it by law. Unless otherwise agreed to in writing, confidential and proprietary information includes all non-public information that might be of use to competitors, or that might be harmful to the Company or its customers, if disclosed. Confidential and proprietary information about the Company belongs to the Company and must be treated with the strictest confidence and is not to be disclosed with others.

You are prohibited from:

o	Sharing any confidential information that you know about, due to working at Kirkland Lake Gold, with anyone outside the Company, verbally or in writing including through social media platforms
o	Making statements to the media about the Company without the permission of executive management
o	Granting, sharing or providing access to Company confidential information to any unauthorized person
o	Sharing information from an employee’s personnel file. Employee files are available only to appropriate employees on a “need-to-know” basis and in compliance with applicable law

Kirkland Lake Gold Ltd.
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March 2017

o	Using any confidential information you receive due to working at Kirkland Lake Gold for your own personal benefit, the benefit of your friends or family members or anyone else other than the Company

From time to time, as a result of your employment with the Company, you may receive confidential information about other companies. If you receive or become aware of any such information, you must not disclose it to any other person without the authorization executive management.

The following examples of information are not considered confidential:

o	Information that is in the public domain to the extent it is readily available;
o	Information that becomes generally known to the public other than by disclosure by the Company or a director, officer or employee; or
o	Information you receive from a party is under no legal obligation of confidentiality with the Company with respect to such information.

The Company has exclusive rights to all confidential and proprietary information regarding the Company. You are responsible for safeguarding Company information and complying with established security controls and procedures. All documents, records, notebooks, notes, memorandum and similar repositories of information containing confidential information relating to the Company or our operations and activities made or compiled by the directors, officers, or employees of the Company, including yourself, and any copies thereof, belong to the Company and shall be held by you in trust solely for the benefit of the Company and shall be delivered to the Company by you on the termination of your association with us or any other time we request.

FRAUD PREVENTION

Fraud happens when someone acts dishonestly to make money illegally or to get an unfair advantage. Examples include stealing, forgery, identity theft, misuse of assets, taking kickbacks and making false reports.

Kirkland Lake Gold does not tolerate fraud. You must report any suspected fraud to your manager. If this creates a conflict for you, contact the Corporate Secretary, or you can report your suspicion anonymously through ConfidenceLine. You will be protected from any form of punishment or retaliation when you honestly report suspected cases of fraud. Retaliation for reporting an offence may be illegal under applicable law and is prohibited under this Code.

CONDUCT WITHIN KIRKLAND LAKE GOLD AND IN THE COMMUNITY

SAFETY AS TOP PRIORITY

We are all accountable for safety. No job is so important that we cannot take the time to do it safely. Check the Company’s safety, health and environmental policies and procedure documents for the principles we follow on workplace health and safety.

Report any actual or potential safety or health risks you discover at work to your manager or to executive management. If you are uncomfortable speaking to someone in the Company directly or if you wish to report your concerns anonymously, you can also report your concerns through ConfidenceLine.

Kirkland Lake Gold Ltd.
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March 2017

WORKPLACE VIOLENCE PREVENTION

The Company prohibits all acts of physical, verbal or written aggression or violence. This applies whether the aggression is committed by one employee against another, or against anyone else an employee comes in contact with when carrying out his or her responsibilities.

You must report any act, or threatened act, of violence to a manager or to the Company’s security personnel. In situations of imminent danger, call the police or local emergency services and then security personnel. If the danger seems less imminent, take note of the facts and then report the incident to the Company’s security personnel:

o	Who was involved?
o	Where and when did the incident take place?
o	Were there any witnesses?

Violence of any kind is not tolerated and will result in disciplinary measures up to and including termination.

RESPECTFUL WORKPLACE

You have the right to work in a place that encourages equal opportunity and prohibits discrimination. The Company does not allow any sort of harassment at Kirkland Lake Gold. Harassment is a comment or conduct that is known (or should be known) to be unwelcome or offensive to a reasonable person. There shall be no discrimination against any employee, consultant, officer, director or applicant because of race, ancestry, place of origin, political belief, religion, marital status, family status, physical or mental disability, sex, sexual orientation or age.

Reference should be made to the Workplace Harassment and Discrimination Policy.

ALCOHOL, DRUGS AND OTHER SUBSTANCES

You are required to be fit at all times to perform all of your assigned duties.

The use, sale, unlawful possession, manufacture or distribution of alcohol and illicit or recreational drugs or non-prescribed medications for which a prescription is legally required, whether on Company work premises or other work locations, is strictly prohibited and will result in disciplinary measures up to and including termination.

Reference should be made to the Company’s Fitness for Duty Policy.

USE OF COMPUTER SYSTEMS, EMAIL, INTERNET AND SOCIAL MEDIA

Our computer systems, email and internet are for business use. The information you view and share – whether for business or personal use – must be appropriate, respectful and according to our policies. Except for limited personal use of the Company’s telephones, tablets, mobile devices and computers, such equipment may only be used for business purposes. Officers and employees should not expect a right to privacy of their email, Internet or network use. All communications, e-mails or Internet use on Company equipment or networks may be subject to monitoring by the Company for legitimate business purposes.

You shall not participate in, host or link to chat rooms, blogs, social networking sites or bulletin boards in relation to Company corporate matters. Only the VP, Investor Relations, or other Authorized Spokespersons from time to time authorized with the express written permission of the VP, Investor Relations, may post on the Company’s social media pages.

Kirkland Lake Gold Ltd.
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March 2017

Reference should be made to the Company’s Disclosure and Confidentiality Policy.

SOCIAL AND COMMUNITY GIVING

The Company strives to support several worthwhile community causes by donating our human and financial resources. Kirkland Lake Gold encourages volunteer work and charitable giving.

ENVIRONMENTAL MATTERS

The Company is continually looking for ways to improve how we protect the environment. Pollution prevention, compliance with environmental laws, keeping the environmental risks at levels as low as reasonably achievable, and ensuring quality of environmental processes are just some of our efforts.

If you have any concerns about how our operations might be affecting the environment, report them to your manager or the Corporate Secretary. You can also report your concerns anonymously through ConfidenceLine.

You are protected from any form of retaliation when you report your concern honestly.

CONDUCT WITH SHAREHOLDERS AND THE PUBLIC

CORPORATE DISCLOSURE

The Company endeavors to ensure that at all times our public disclosure is timely, complete, accurate and balanced. Avoiding any misrepresentation of our operations or finances is critical to our relationship with our investors. Proper reporting of reliable, truthful and accurate information is a complex process involving the cooperation among many of us. We must all work together to ensure that reliable, truthful and accurate information is disclosed to the public. The Company must disclose to the applicable Canadian securities regulatory authorities’ information that is required, and any additional information that may be necessary to ensure the required disclosures are not misleading or inaccurate. The Company requires you to participate in the disclosure process in accordance with the Disclosure and Confidentiality Policy which is overseen by the Disclosure Committee appointed in accordance with such policy. Participation in the disclosure process is a requirement of a public company, and full cooperation with the members of the Disclosure Committee and other officers, managers and employees in the disclosure process is a requirement of this Code.

Information about our mineral reserves and resources, operating results, financial statements and corporate activities must be treated as confidential until the Company makes the determination to disclose it.

If you are involved in preparing information that is to be publicly disclosed on behalf of the Company, you must follow our disclosure and financial reporting controls and procedures, as well as securities laws and regulations.

No one is authorized to release any public disclosure documents on behalf of the Company until such disclosure has been reviewed and approved by the Company’s Disclosure Committee in accordance with the Company’s Disclosure and Confidentiality Policy.

Only authorized spokespersons have authority to speak publicly about the Company, our activities and our securities. Unless you are specifically authorized, do not create the impression that you are speaking for the Company. This includes social media channels such as Facebook, LinkedIn, Twitter and YouTube. Refer all enquiries from shareholders, analysts and the media to one of our authorized spokespersons.

Kirkland Lake Gold Ltd.
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March 2017

Reference should be made to the Company’s Disclosure and Confidentiality Policy for more information.

FINANCIAL REPORTING AND ADMINISTRATION

The Company strictly adheres to all applicable securities laws, regulations, accounting standards, accounting controls, audit practices and keeps proper records to meet our legal and financial obligations and to manage our business.

If you prepare a financial report for shareholders and the public, it must fairly present the information and follow international financial reporting standards as well as all applicable laws and regulations. If you have any responsibility for creating or keeping records, ensure they are accurate and complete, and that you follow the corporate procedures relevant to your job. Never falsely record information about Company assets or hide information about assets, liabilities, revenues or expenses. Inaccurate financial reports can bring stiff penalties and prosecutions under securities and criminal laws.

If you have any concerns about our accounting or auditing practices you should report them to your manager, or if this would create a conflict for you, to the Chair of the Audit Committee of the Company’s Board of Directors directly. You can also report anonymously through ConfidenceLine, the Company’s whistleblower hotline. The Audit Committee is responsible for ensuring that all such concerns are appropriately dealt with.

Anyone from outside the Company can also report a concern. If you receive a concern from someone outside the Company, report it promptly to the Chair of the Audit Committee of the Company’s Board of Directors directly, or through the ConfidenceLine, our whistleblower hotline.

HOW TO REPORT A CONCERN ABOUT AN ACCOUNTING PRACTICE

Report your concern in confidence to the Chair of the Audit Committee by sending a sealed letter by mail (or other delivery) addressed to:

Kirkland Lake Gold Ltd.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3120
Toronto, ON M5J 2N7

PRIVATE AND STRICTLY CONFIDENTIAL
ATTENTION: CHAIR OF THE AUDIT COMMITTEE

OR

Report your concern anonymously through ConfidenceLine.

Kirkland Lake Gold Ltd.
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March 2017

FAIR DEALING

Kirkland Lake Gold’s success depends on our relationships with contractors, suppliers and competitors. These relationships can be damaged if you do not deal with people fairly, honestly and respectfully. Examples of unfair practices include manipulating or hiding information or twisting the facts.

As an employee of Kirkland Lake Gold, you may give and accept modest gifts and invitations in the spirit of business courtesy and relationship management provided such gifts or invitations are consistent with customary business practices and do not influence or appear to influence how you carry out your duties, are not cash, do not violate any applicable laws and do not violate this Code.

Examples of Acceptable Gifts and Invitations

o	Pens, hats, shirts, mugs and similar items with a company’s logo
o	Gifts of chocolate, cookies or similar items
o	Reasonable invitations to business-related meetings or conferences
o	Invitations to social, cultural or sporting events if the cost is reasonable, your host will be present and your attendance serves a customary business purpose
o	Invitations to join your host at sports events, golf or similar events that are customary within the industry for people in jobs like yours and where they promote good working relationships, upon utilizing appropriate discretion, are considered reasonable in such circumstances.

Always check with the Corporate Secretary, Chief Financial Officer or the Chief Executive Officer if you are unsure about whether or not you should give or receive a gift in your capacity as an employee of Kirkland Lake Gold.

ADMINISTRATION OF THIS CODE

ANNUAL REVIEW OF THE CODE

All employees must read, review or acknowledge this Code on an annual basis. Report any actual, potential or perceived conflict you have on the acknowledgement form and sign it to show that you have read, understand and agree to follow the Code. Promptly complete and submit a new Acknowledgement form at any time an actual, potential or perceived conflict of interest arises that you haven’t already declared.

The Board of Directors of the Company will review this Code annually and make amendments as necessary. Amended versions of the Code will be made available to all employees.

THERE ARE CONSEQUENCES FOR VIOLATING THIS CODE.

You could be reprimanded, demoted, suspended or even dismissed if you do not follow this Code. Not following a policy document referred to in this Code will be treated as a violation of this Code.

Report any concerns regarding a violation or potential violation of this Code to your manager, to human resources, or to the Corporate Secretary. If you prefer, you can report your concern anonymously through ConfidenceLine, which is available 24/7 and is operated by an external service provider.

Kirkland Lake Gold Ltd.
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You are protected from any form of retaliation or punishment when you report a concern honestly and with the right intentions. Your manager and anyone else in the Company will face serious consequences if they try to punish you in any way for reporting a concern.

If you believe you are being punished in some way for reporting a concern, you should report this to your manager, human resources, the Corporate Secretary or through ConfidenceLine, whichever is most appropriate or comfortable for you.

INVESTIGATIONS

The Company will investigate behavior that may violate the law, the Code, or that may otherwise harm Kirkland Lake Gold’s reputation. You are required to cooperate in the investigation. Interference with the investigation is prohibited and is a violation of the Code. You must not destroy records or information related to the investigation, lie or misrepresent facts, attempt to discover the identity of others cooperating in the investigation, disclose information to unauthorized individuals, or retaliate against anyone involved in the investigation.

The Company strives to maintain confidentiality to the greatest degree possible. Information provided or discovered in the course of an investigation will only be disclosed as necessary.

The Audit Committee will oversee the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and will annually review the systems in place for the confidential, anonymous submission by employees of concerns regarding such matters. If a violation concerns a member of the Audit Committee, the investigation will be conducted under the guidance of the Nominating and Governance Committee of the Board.

WAIVERS OF THE CODE

Waivers of the Code may only be given in exceptional circumstances. Waivers for officers or members of the Board of Directors may only be made by the Board of Directors on the recommendation of either the Audit Committee or the Nominating and Governance Committee, whichever is applicable. Waivers will be promptly disclosed as required by applicable securities rules and regulations.

DISCIPLINE FOR NON-COMPLIANCE WITH THIS CODE

Disciplinary actions for violations of this Code can include oral or written reprimands, suspension or termination employment or a potential civil lawsuit against you. The violation of laws, rules or regulations, which can subject to the Company to fines and other penalties, may result in your criminal prosecution.

POLICIES REFERENCED IN THIS CODE

Insider Trading Policy
Whistleblower Policy
Fitness for Duty Policy
Disclosure and Confidentiality Policy
Anti-Bribery and Anti-Corruption Policy
Workplace Harassment and Discrimination Policy

CONTACT INFORMATION

Kirkland Lake Gold Ltd.
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March 2017

If you need advice, or if you know of or suspect any violations of this Code, you should first consider speaking to your manager. If you are not comfortable doing this, or you are not satisfied with the response you receive, there are several other ways to report your concern.

WAYS TO SEEK ADVICE OR REPORT CONCERNS

o	Legal Counsel and Corporate Secretary
Jennifer Wagner

jwagner@klgold.com
 647-361-0198 (Office)

o	Christina Ouellette
Executive Vice President, Human Resources
touellette@klgold.com
416-840-7884 (Office)

o	Audit Committee of the Board - Write to:
Kirkland Lake Gold Ltd.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3120
Toronto, ON M5J 2J1
Attention: Chair of the Audit Committee
Private and Strictly Confidential
whistleblower@klgold.com

o	Executive Officers
o	President & Chief Executive Officer
Tony Makuch
tmakuch@klgold.com
416.840.7884

o	Chief Financial Officer
Philip Yee
pyee@klgold.com
416.840.7884

o	ConfidenceLine
o	From Canada and the US Dial 1-800-661-9675, 24 hours a day, 365 days a year.
o	From Australia Dial 0011.80033881766, 24 hours a day, 365 days a year.

Kirkland Lake Gold Ltd.
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March 2017

ACKNOWLEDGEMENT

I, __________________________________________________, hereby confirm that I have read and understand the Kirkland Lake Gold Ltd. Code of Conduct and Ethics (the “Code”), as well as the supporting polices referenced herein, including the Insider Trading Policy, the Fitness for Duty Policy and the Disclosure and Confidentiality Policy (the “Supporting Policies”) and I agree to conduct myself in accordance with the provisions contained in the Code and the Supporting Policies. I further understand that failure to do so may result in disciplinary action being taken against me, which may include dismissal.

Signed:	Date:

Kirkland Lake Gold Ltd.
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